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                              September 9, 2022

       Howard Marks
       Chief Executive Officer
       StartEngine Crowdfunding, Inc.
       3900 West Alameda Avenue
       Suite 1200
       Burbank, CA 91505

                                                        Re: StartEngine
Crowdfunding, Inc.
                                                            Amendment No. 2 to
Form 10-12G
                                                            Filed August 4,
2022
                                                            File No. 000-56415

       Dear Mr. Marks:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2022 letter.

       Amendment No. 2 to Form 10-12G filed August 4, 2022

       General

   1.                                                   We note your disclosure
on pages 5 and 7 that StartEngine Assets is    selling shares in
                                                        series for wine, fine
art, trading cards and comics.    On page F-11, we also note
                                                        your disclosure that
you have added an NFT and watches to these previously enumerated assets and that you
hold crypto assets, which are included as other current assets in the balance sheets. Please
revise your description of StartEngine Assets throughout, as appropriate, to include
a discussion of these additional assets, as well as any other assets you have, or
contemplate adding. In addition, please add detailed disclosure regarding your future plans with
respect to crypto assets and NFTs and the role you anticipate these assets playing in your
business, including whether you intend to offer interests in
 Howard Marks
StartEngine Crowdfunding, Inc.
September 9, 2022
Page 2
         collectible assets relating to any additional NFTs or crypto assets other than bitcoin. We may have further comments based upon your response and revised disclosures.
Item 1A. Risk Factors, page 15

2. We note your response to prior comment 3 and disclosure of your restated consolidated financial statements for the year ended December 31, 2021. We also note that on August
         9, 2022, you filed a Form 8-K to report Item 4.02 Non-Reliance on Previously Issued
         Financial Statements or a Related Audit Report or Completed Interim Review, including that the Company's management concluded that, in light of the classification errors and aggregation of errors as described, your disclosure controls and procedures were not effective and you deemed these errors to be a material weakness in your internal controls. Please enhance your risk factor disclosure on page 15, "As we grow our business, we may not be able to manage our growth successfully......"
in which you
         address the risks with regard to your internal controls, to provide consistent disclosure with your Item 4.02. Refer to Regulation S-K, Item 308(c).
Item 10. Recent Sales of Unregistered Securities, page 35

3. We note your response to prior comment 2 and your revised disclosures. You disclose that the Company has not yet received funds for all of the sales related to the March 11,
         2019 through July 7, 2020 Common Stock issuances however on page F-23 you do not disclose any subscription receivable outstanding at December 31, 2020. Please revise your disclosures accordingly.
Note 2. Summary of Significant Accounting Policies
Fair Value of Financial Instruments, page F-6

4. We note your response to prior comment 7 and reissue in part as follows:

            Please remove investment stock received from customers accounted for in accordance with ASC 321-10-35-2; Equity Securities without Readily Determinable
          Fair Values; from your fair value hierarchy tables on pages F-7 and F-30 as well as related fair value disclosures based on your accounting policy and provide the
FirstName LastNameHoward
          required disclosures Marks
                                 in ASC 321-10-50.
Comapany  NameStartEngine
           Tell  us how the stockCrowdfunding,   Inc.
                                   received with a cost of $2.9 million as
disclosed on page F-32
          reconciles
September 9, 2022 Pageto related
                         2       cash flow activity on page F-24.
FirstName LastName
 Howard Marks
FirstName
StartEngineLastNameHoward   Marks
            Crowdfunding, Inc.
Comapany 9,
September  NameStartEngine
              2022          Crowdfunding, Inc.
September
Page 3     9, 2022 Page 3
FirstName LastName
Investments - Collectibles, page F-10

5. We note your NFT investment collectible totaling $47.8k as of March 31, 2022. We further note your disclosure that your collectibles are purchased by your subsidiary,
         StartEngine Assets, LLC (the "Administrative Manager") and sold to your Series LLC subsidiary collectible funds for cash or a promissory note. Please provide us with the following additional information:
             Confirm for us that the Series LLC subsidiary collectible fund you are referring to is
              StartEngine Collectibles Fund I LLC;
             Tell us whether the NFT was purchased with cash;
             Describe the nature of the underlying rights acquired via purchase of the NFT and explain what happens to those rights when an NFT is sold to your subsidiary collectible fund;
             Tell us how long collectibles, including the NFT, are typically held by StartEngine
              Assets LLC prior to sale to your subsidiary collectible fund; and
             Quantify for us any revenue and costs recognized for the NFT and provide any other relevant metrics to describe the materiality of the NFT on your financial results and business plan. Additionally, tell us how you expect the purchase of NFTs to impact your financial results and trends in future periods.
6. Please tell us and revise to disclose the unit of account for your impairment testing of each class of investment collectibles. Refer to ASC 350-30-35-23. Crypto Assets, page F-11

7. We note crypto assets totaled $36.8k as of March 31, 2022, which included one bitcoin recorded at cost less impairment. Please tell us the purpose for which the bitcoin was purchased and whether it was purchased with cash. In addition, quantify for us any impairment recognized for the bitcoin during the period and provide any other relevant metrics to describe the materiality of the bitcoin on your financial results and business plan. Additionally, tell us how you expect the purchase of crypto assets to impact your financial results and trends in future periods.
Accounts Receivable, page F-31

8. We note your response to prior comment 6 and reissue in part as follows. Please address the following:

                Tell us how the recognition of accounts receivable complies with the guidance in
              ASC 606-10-25 and ASC 606-10-32.
                Tell us how much of the balances at both March 31, 2022 and December 31, 2021 for accounts receivable and deferred revenue offset.
                Provide us with deferred revenue disaggregated by revenue type at both March 31,
              2022 and December 31, 2021 and tell us how the recognition compiles with the guidance in ASC 606-10-45.
 Howard Marks
StartEngine Crowdfunding, Inc.
September 9, 2022
Page 4
                Tell us how the increase in your allowance directly against deferred revenue complies with the guidance in ASC 310-10-35-24.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michelle Miller at (202) 551-3368 or Sharon Blume at
(202) 551- 3474
if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.



FirstName LastNameHoward Marks                                Sincerely,
Comapany NameStartEngine Crowdfunding, Inc.
                                                              Division of
Corporation Finance
September 9, 2022 Page 4                                      Office of Finance
FirstName LastName